Exhibit 99.1

PROQR THERAPEUTICS N.V.
Index to Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	December 31,	December 31,
	2020	2019
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	75,838	111,950
Prepayments and other receivables	3,762	1,866
Social securities and other taxes	421	850

Total current assets	80,021	114,666

Property, plant and equipment	18,601	2,440
Investments in associates	107	429

Total assets	98,729	117,535

Equity and liabilities
Equity
Equity attributable to owners of the Company	57,091	94,329
Non-controlling interests	(545)	(496)
Total equity	56,546	93,833

Current liabilities
Borrowings	1,135	343
Lease liabilities	1,260	508
Derivative financial instruments	839	—
Trade payables	221	445
Current income tax liability	—	64
Social securities and other taxes	22	108
Pension premiums	6	2
Deferred income	700	711
Other current liabilities	6,118	8,812

Total current liabilities	10,301	10,993

Borrowings	16,189	12,709
Lease liabilities	15,693	—

Total liabilities	42,183	23,702

Total equity and liabilities	98,729	117,535

The notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period		Year
	ended December 31,		ended December 31,
	2020	2019	2020	2019
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Other income	264	424	9,452	1,933

Research and development costs	(8,419)	(13,931)	(38,135)	(46,491)
General and administrative costs	(3,512)	(3,917)	(13,685)	(12,887)

Total operating costs	(11,931)	(17,848)	(51,820)	(59,378)

Operating result	(11,667)	(17,424)	(42,368)	(57,445)
Finance income and expense	(1,692)	(937)	(3,716)	402
Results related to financial liabilities measured at fair value through profit or loss	221	—	(84)	—
Results related to associates	(52)	(150)	(322)	429

Result before corporate income taxes	(13,190)	(18,511)	(46,490)	(56,614)
Income taxes	(38)	(68)	(124)	(132)

Result for the period	(13,228)	(18,579)	(46,614)	(56,746)
Other comprehensive income	(206)	(78)	(340)	43

Total comprehensive income (attributable to owners of the Company)	(13,434)	(18,657)	(46,954)	(56,703)

Result attributable to
Owners of the Company	(13,217)	(18,534)	(46,565)	(56,480)
Non-controlling interests	(11)	(45)	(49)	(266)
	(13,228)	(18,579)	(46,614)	(56,746)

Share information
Weighted average number of shares outstanding[1]	50,166,394	47,372,744	50,060,565	41,037,244

Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share[1]	(0.26)	(0.39)	(0.93)	(1.38)
Diluted loss per share[1]	(0.26)	(0.39)	(0.93)	(1.38)

The notes are an integral part of these condensed consolidated financial statements.

1.	For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity settled Employee Benefit Reserve	Option premium on convertible loan	Translation Reserve	Accumulated Deficit	Total	Non- controlling interests	Total Equity
		€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Balance at January 1, 2019	43,149,987	1,726	235,744	10,780	—	108	(155,443)	92,915	(230)	92,685
Result for the period	—	—	—	—	—	—	(56,480)	(56,480)	(266)	(56,746)
Other comprehensive income	—	—	—	—	—	43	—	43	—	43
Recognition of share-based payments	371,306	15	3,145	5,948	—	—	—	9,108	—	9,108
Issuance of ordinary shares	10,454,545	418	48,132	—	—	—	—	48,550	—	48,550
Treasury shares transferred	(46,900)	—	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(44)	—	—	44	—	—	—
Share options exercised	46,900	—	193	(133)	—	—	133	193	—	193

Balance at December 31, 2019	53,975,838	2,159	287,214	16,551	—	151	(211,746)	94,329	(496)	93,833

Balance at January 1, 2020	53,975,838	2,159	287,214	16,551	—	151	(211,746)	94,329	(496)	93,833
Result for the period	—	—	—	—	—	—	(46,565)	(46,565)	(49)	(46,614)
Other comprehensive income	—	—	—	—	—	(340)	—	(340)	—	(340)
Recognition of share-based payments	102,007	4	538	7,838	—	—	—	8,380	—	8,380
Issuance of ordinary shares	53,708	2	270	—	—	—	—	272	—	272
Treasury shares transferred	(303,408)	—	—	—	—	—	—	—	—	—
Recognition of equity component of convertible loan	—	—	—	—	280	—	—	280	—	280
Share options lapsed	—	—	—	(91)	—	—	91	—	—	—
Share options exercised	303,408	—	735	(473)	—	—	473	735	—	735

Balance at December 31, 2020	54,131,553	2,165	288,757	23,825	280	(189)	(257,747)	57,091	(545)	56,546

The notes are an integral part of these condensed consolidated financial statements

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period		Year
	ended December 31,		ended December 31,
	2020	2019	2020	2019
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Cash flows from operating activities
Net result	(13,228)	(18,579)	(46,614)	(56,746)
Adjustments for:
— Depreciation	652	509	2,355	2,052
— Share-based compensation	1,490	4,494	7,838	9,108
— Other income	—	—	(8,423)	—
— Financial income and expenses	1,692	937	3,716	(402)
— Results related to associates	52	150	322	(429)
— Results related to financial liabilities measured at fair value through profit or loss	(221)	—	84	—
— Net foreign exchange gain / (loss)	(206)	(79)	(340)	43

Changes in working capital	(1,657)	39	(5,011)	1,783
Cash used in operations	(11,426)	(12,529)	(46,073)	(44,591)

Corporate income tax paid	(19)	—	(187)	(64)
Interest received	195	582	313	758
Interest paid	(506)	(9)	(1,113)	(73)

Net cash used in operating activities	(11,756)	(11,956)	(47,060)	(43,970)

Cash flow from investing activities
Purchases of property, plant and equipment	(118)	(239)	(924)	(580)

Net cash used in investing activities	(118)	(239)	(924)	(580)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	—	48,550	—	48,550
Proceeds from exercise of share options	11	27	735	193
Proceeds from borrowings	—	2,027	579	2,027
Proceeds from convertible loans	249	—	13,791	690
Repayment of lease liability	(63)	(400)	(605)	(1,261)

Net cash generated by/(used in) financing activities	197	50,204	14,500	50,199

Net increase/(decrease) in cash and cash equivalents	(11,677)	38,009	(33,484)	5,649

Currency effect cash and cash equivalents	(1,332)	(851)	(2,628)	721
Cash and cash equivalents, at beginning of the period	88,847	74,792	111,950	105,580

Cash and cash equivalents at the end of the period	75,838	111,950	75,838	111,950

The notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

1. General information

ProQR Therapeutics N.V., or “ProQR” or the “Company”, is a development stage company domiciled in the Netherlands that primarily focuses on the development and commercialization of novel therapeutic medicines.

Since September 18, 2014, the Company’s ordinary shares are listed on the NASDAQ Global Market under ticker symbol PRQR.

The Company was incorporated in the Netherlands, on February 21, 2012 and was reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. The Company has its statutory seat in Leiden, the Netherlands. The address of its headquarters and registered office is Zernikedreef 9, 2333 CK Leiden, the Netherlands.

ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

●	ProQR Therapeutics Holding B.V. (100%);
●	ProQR Therapeutics I B.V. (100%);
●	ProQR Therapeutics II B.V. (100%);
●	ProQR Therapeutics III B.V. (100%);
●	ProQR Therapeutics IV B.V. (100%);
●	ProQR Therapeutics VI B.V. (100%);
●	ProQR Therapeutics VII B.V. (100%);
●	ProQR Therapeutics VIII B.V. (100%);
●	ProQR Therapeutics IX B.V. (100%);
●	ProQR Therapeutics I Inc. (100%);
●	Amylon Therapeutics B.V. (80%);
●	Amylon Therapeutics Inc. (80%);

ProQR Therapeutics N.V. is also statutory director of Stichting Bewaarneming Aandelen ProQR (“ESOP Foundation”) and has full control over this entity. ProQR Therapeutics N.V. holds a 20% minority shareholding in Wings Therapeutics Inc.

As used in these condensed consolidated financial statements, unless the context indicates otherwise, all references to “ProQR” or the “Company” refer to ProQR Therapeutics N.V. including its subsidiaries and the ESOP Foundation.

2. Significant Accounting Policies

These condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting. Certain information and disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2019. In the opinion of management, all adjustments, consisting of normal recurring nature, considered necessary for a fair presentation have been included in the condensed consolidated financial statements.

The Company’s financial results have varied substantially, and are expected to continue to vary, from period to period. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

Unaudited Condensed Consolidated Financial Statements

The Company operates in one reportable segment, which comprises the discovery and development of innovative, RNA based therapeutics.

3. Adoption of new and revised International Financial Reporting Standards

The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those applied in the preparation of the Company’s annual financial statements for the year ended December 31, 2019.

New Standards and Interpretations, which became effective as of January 1, 2020, did not have a material impact on our condensed consolidated financial statements.

4. Critical Accounting Estimates and Judgments

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Research and development expenditures

Research expenditures are currently not capitalized but are reflected in the income statement because the criteria for capitalization are not met. At each balance sheet date, the Company estimates the level of service performed by the vendors and the associated costs incurred for the services performed.

Although we do not expect the estimates to be materially different from amounts actually incurred, the understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

5. Cash and Cash Equivalents

At December 31, 2020, the Company’s cash and equivalents were € 75,838,000 as compared to € 111,950,000 at December 31, 2019. The cash balances are held at banks with investment grade credit ratings. The cash at banks is at full disposal of the Company.

6. Property, plant and equipment

At December 31, 2020 and December 31, 2019, property plant and equipment consisted of buildings and leasehold improvements, laboratory equipment and other assets. Buildings and leasehold improvements include a right-of-use asset relating to the lease of our Leiden office and laboratory space, with a carrying amount of € 16,775,000 at December 31, 2020 (December 31, 2019: € 606,000).

7. Current liabilities

At December 31, 2020 and December 31, 2019, the other current liabilities consisted principally of accruals for services provided by vendors not yet billed, payroll related accruals and other miscellaneous liabilities.

Unaudited Condensed Consolidated Financial Statements

8. Borrowings

	December 31,	December 31,
	2020	2019
	€ 1,000	€ 1,000
Innovation credit	2,771	7,191
Accrued interest on innovation credit	306	3,124
Convertible notes	13,812	2,473
Accrued interest on convertible notes	435	264

Total borrowings	17,324	13,052
Current portion	(1,135)	(343)
	16,189	12,709

On June 1, 2012, ProQR was awarded an Innovation credit by the Dutch government, through its agency RVO of the Ministry of Economic Affairs, for the Company’s cystic fibrosis program. Amounts were drawn under this facility in the course of the years 2013 through 2017. The credit covered 35% of the costs incurred in respect of the program up to € 5.0 million. The credit was interest-bearing at a rate of 10% per annum. In June 2020 ProQR received a final waiver of the full amount of the Innovation credit, including accumulated interest. Consequently, the carrying amount of € 8.4 million, including accumulated interest, was recognized in Other Income (under Grant Income) in the second quarter of 2020.

On December 10, 2018 ProQR was awarded an Innovation credit for the sepofarsen program for LCA 10. Amounts will be drawn under this facility from 2018 through 2022. The total credit of € 4.7 million will be used to conduct the Phase 2/3 clinical study for sepofarsen and to finance efforts to obtain regulatory and ethical market approval (NDA/MAA). The credit, including accrued interest of 10% per annum, is repayable depending on ProQR obtaining market approval for sepofarsen. An amount of € 2.8 million had been received as at December 31, 2020. Accumulated interest amounted to € 0.3 million as at December 31, 2020. The assets that are co-financed with the granted innovation credit are subject to a right of pledge for the benefit of RVO.

Convertible loans

On July 14, 2020, the Company entered into a convertible debt financing agreement with Pontifax Medison Debt Financing. Under the agreement, the Company will have access to up to $ 30 million in convertible debt financing in three tranches of $ 10 million each that will mature over a 54-month period and have an interest-only period of 24 months. One tranche of $ 10 million had been drawn down as at December 31, 2020. A second close of the convertible debt financing agreement was completed on August 6, 2020 with Kreos Capital. Under the second agreement, the Company will have access to up to € 15 million in convertible debt financing in three tranches of € 5 million each that will mature over a 54-month period and have an interest-only period of 24 months. One tranche of € 5 million had been drawn down as at December 31, 2020.

Pontifax and/or Kreos may elect to convert the outstanding loans into ProQR ordinary shares at any time prior to repayment at a fixed conversion price. ProQR also has the ability to convert the loans into its ordinary shares, at the same conversion price, if the Company’s stock price reaches a pre-determined threshold. In connection with the loan agreement, the Company issued to Pontifax and Kreos warrants to purchase up to an aggregate of 302,676 shares of its common stock at a fixed exercise price.

Unaudited Condensed Consolidated Financial Statements

Pontifax’ conversion option and warrants are accounted for as embedded derivatives and are recognized separately from the host contract as financial liabilities at fair value through profit or loss. The host contract is recognized at amortized cost.

The Kreos loan is accounted for as a compound financial instrument. The liability component is recognized at amortized cost. The equity component is initially recognized at fair value as option premium on convertible loan and will not be subsequently remeasured. Kreos’ warrants are accounted for as embedded derivatives and are recognized as financial liabilities at fair value through profit or loss.

Convertible loans were issued to Amylon Therapeutics B.V. and are interest-bearing at an average rate of 8% per annum. They are convertible into a variable number of ordinary shares within 36 months at the option of the holder or the Company in case financing criteria are met. Any unconverted loans become payable on demand after 24 – 36 months in equal quarterly terms.

9. Lease liabilities

At December 31, 2020 and December 31, 2019, lease liabilities consisted of the Company’s lease of office and laboratory facilities at Zernikedreef in Leiden, the Netherlands, where our headquarters and our laboratories are located. A new lease agreement was put in place on July 1, 2020 for a 10-year period. This 10-year period was extended by 1 year to an 11-year period in December 2020. The lease agreement may be further extended for subsequent 5-year terms. The carrying amount of the right-of-use asset is disclosed under note 6 Property, plant & equipment.

10. Shareholders’ equity

The authorized share capital of the Company amounting to € 7,200,000 consists of 90,000,000 ordinary shares and 90,000,000 preference shares with a par value of € 0.04 per share. At December 31 30, 2020, 54,131,553 ordinary shares were issued and fully paid in cash, of which 3,926,743 were held by the Company as treasury shares (December 31, 2019: 4,230,151).

On November 7, 2018, the Company filed a shelf registration statement, which permitted the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 300,000,000 of its ordinary shares, warrants and/or units.

In October 2019, the Company consummated an underwritten public offering of 10,454,545 ordinary shares at an issue price of $ 5.50 per share. The gross proceeds from this offering amounted to € 51,597,000 while the transaction costs amounted to € 3,047,000, resulting in net proceeds of € 48,550,000.

In December 2019, the Company issued 371,306 shares in the aggregate amount of $3.5 million, at $9.43 (€8.51) per share to Ionis Pharmaceuticals, Inc. Under the terms of the agreement, the second installment of the upfront payment in ordinary shares to the Company’s common stock was made to Ionis upon the dosing of the first patient in the phase 1/2 Aurora clinical trial for QR-1123.

On March 31, 2020, the Company entered into a sales agreement, which permitted the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold in one or more at-the-market offerings with Citigroup Global Markets, Inc. and Cantor Fitzgerald & Co. In 2020, no shares were issued pursuant to this ATM facility.

Unaudited Condensed Consolidated Financial Statements

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Share options

The Company operates an equity-settled share-based compensation plan, which was introduced in 2013. Options may be granted to employees, members of the Supervisory Board, members of the Management Board and consultants. The compensation expenses included in operating costs for this plan in the year ended December 31, 2020 were € 7,838,000 (2019: € 5,948,000), of which € 4,423,000 (2019: € 3,323,000) was recorded in general and administrative costs and € 3,415,000 (2019: € 2,625,000) was recorded in research and development costs.

11. Other income

	Year
	ended December 31,
	2020	2019
	€ 1,000	€ 1,000

Grant income	9,307	1,778
Other income	145	155
	9,452	1,933

In June 2020 ProQR received a final waiver of the full amount of the Innovation credit for the Company’s cystic fibrosis program. Consequently, the carrying amount of €8.4 million, including accumulated interest, was recognized in Other Income in Q2 2020.

On February 9, 2018, the Company entered into a partnership agreement with Foundation Fighting Blindness (FFB), under which FFB has agreed to provide funding of $7.5 million for the pre-clinical and clinical development of QR-421a for Usher syndrome type 2A targeting mutations in exon 13.

In addition, funding was received for the Huntington’s disease program.

Grants are recognized in other income in the same period in which the related R&D costs are recognized.

12. Research and development costs

Research and development costs amount to € 38,135,000 for the year ended December 31, 2020 (2019: € 46,491,000) and are comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, outsourced activities, license and intellectual property costs and other allocated costs.

13. General and administrative costs

General and administrative costs amount to € 13,685,000 for the year ended December 31, 2020 (2019: € 12,887,000).

14. Results related to associates

The results related to associates for the year ended December 31, 2020 amount to a loss of € 322,000 (2019: a gain of € 429,000) and consist of our share of the net losses of Wings Therapeutics Inc.

Unaudited Condensed Consolidated Financial Statements

15. Income taxes

The current income tax liability amounts to € nil at December 31, 2020 (December 31, 2019: € 64,000). No significant temporary differences exist between accounting and tax results. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the Company has not yet recognized any deferred tax asset related to operating losses.

16. Events after balance sheet date

No significant events have occurred after the balance sheet date.